1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC April 2006 Sales Report
Hsinchu, Taiwan, R.O.C. — May 10, 2006 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that net sales for April 2006, on an unconsolidated basis, were NT$27,162 million; on a consolidated basis, net sales were NT$27,388 million (Revenues from foreign subsidiaries were translated by monthly average exchange rate).
On the unconsolidated basis, April 2006 net sales increased 0.2 percent over March 2006 and grew 43.7 percent year-over-year. Revenues for January through April 2006 totaled NT$104,456 million, an increase of 40.1 percent over the same period of 2006.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2006*	2005	Increase (Decrease) %
April	27,162	18,903	43.7
January through April	104,456	74,556	40.1

*	Year 2006 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
May 10, 2006
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of April 2006.
1)	Sales volume (in NT$ thousand)

Period	Items	2006	2005
Apr	Invoice amount	25,978,092	18,455,065

Jan — Apr	Invoice amount	95,861,009	70,763,456

Apr	Net sales	27,162,375	18,903,406

Jan — Apr	Net sales	104,455,720	74,556,623

2)	Funds lent to other parties (in NT$ thousand)

	Limit of lending	Apr		Bal. as of period end
TSMC	95,586,606	—		—

TSMC’s subsidiaries	31,529,023	(19,145)	*	1,116,955

*	The deviation was due to the fluctuation in currency exchange rate.
3)	Endorsements and guarantees (in NT$ thousand)

Limit of endorsements		Apr		Bal. as of period end
TSMC	119,483,257	(32,820)	*	1,914,780

TSMC’s subsidiaries	N/A	—		—

TSMC endorses for subsidiaries		(32,820)	*	1,914,780

TSMC’s subsidiaries endorse for TSMC		—		—

TSMC endorses for PRC companies		—		—

TSMC’s subsidiaries endorse for PRC companies		—		—

*	The deviation was due to the fluctuation in currency exchange rate.
4)	Financial derivative transactions (in NT$ thousand) Hedging purpose (for assets / liabilities denominated in foreign currencies)

	Forward	Swap	Others
Margin Payment	—	—	-

Premium Income (Expense)	—	—	-

Outstanding Contracts
Notional Amount	0	75,242,320	-

Mark to Market Profit/Loss	0	825,055	-

Expired Contracts
Notional Amount	3,167,423	137,287,221	-

Realized Profit/Loss	68,605	759,993	-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 10, 2006	By	/s/	Lora Ho

Lora Ho
Vice President & Chief Financial Officer